SBG

SMITH, BROWN AND GROOVER, INC.

WEALTH MANAGEMENT

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

For the Year Ended December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Smith, Brown & Groover, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4001 Vinevilee Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Holli C. Edwards	478-747-7004	holli@sbgwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + Partners, PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop Street	Rochester	NY	14607
(Address)	(City)	(State)	(Zip Code)

07/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Thomas D. Gaither, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLY ANN CHAMBLISS NOTARY PUBLIC Commission Expires APRIL 22, 2029 BIBB COUNTY, GA.

2.17.2026

Signature:

Title: President

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S



RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Smith, Brown & Groover, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2025, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Smith, Brown & Groover, Inc.'s management. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Brown & Groover, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Reconciliation with Company's Computations (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Smith, Brown & Groover, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as Smith, Brown & Groover, Inc.'s auditor since 2025.

RDG + Partners PLLC

Rochester, New York
February 28, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	501,422
Cash in segregated accounts		126,804
Cash - clearing service escrow deposit		61,805
Securities owned, at fair value		692,846
Fees receivable		435,000
Commissions receivable		55,191
Receivable from clearing broker		3,158
Income tax refund receivable		156,907
Prepaid expenses		48,671
Note receivable from Stockholder		5,210
Employee advances		36,001
Deferred tax asset		70,055
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $371,715		405,056
Finance right-of-use asset		3,714
Total assets	$	2,601,840

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	169,060
Finance lease liability		3,744
Total liabilities		172,804

STOCKHOLDER'S EQUITY

Common stock, $100 par value, 500 shares authorized, 260 shares issued	26,000
Retained earnings	2,405,705
	2,431,705
Treasury stock	(2,669)
Total stockholder's equity	2,429,036
Total liabilities and stockholder's equity	$ 2,601,840

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUES	
Distribution fees	$ 2,414,665
Investment advisory fees	2,520,343
Brokerage commissions	6,627
Net trading income (loss)	(4,950)
Interest	10,326
Margin interest	1,817
Other revenue related to securities business	681
Gain on disposal of assets	832
Total revenues	4,950,341
EXPENSES	
Compensation and benefits	3,509,035
Occupancy and equipment costs	190,198
Exchange, clearance fees and expenses	174,545
Other	247,631
Regulatory fees and expenses	120,658
Communications	122,285
Losses in error account	(518)
Data processing costs	56,365
Total expenses	4,420,199
INCOME (LOSS) BEFORE INCOME TAX PROVISION	530,142
PROVISION FOR INCOME TAXES	
Deferred income tax (benefit) provision	117,670
Current income tax provision	22,093
	139,763
NET INCOME (LOSS)	$ 390,379

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2025

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2025	260	$ 26,000	$2,015,326	$ (2,669)	$ 2,038,657
Net income (loss)	-	-	390,379	-	390,379
Balances at December 31, 2025	260	$ 26,000	$2,405,705	$ (2,669)	$ 2,429,036

The accompanying notes are an integral part of these financial statements.

4

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 390,379
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	82,349
Amortization of ROU asset	9,109
Gain on disposal of assets	(832)
(Increase) decrease in:	
Securities owned, net	(374,607)
Fees receivable	(40,000)
Commissions receivable	(51,390)
Receivable from clearing broker	4,577
Income tax refunds receivable	(91,907)
Prepaid expenses	(3,744)
Employee advances	6,000
Deferred tax benefit	117,670
Increase (decrease) in:	
Accounts payable and other liabilities	19,950
Net provided by operating activities	67,554

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixtures and leasehold improvements	(232,098)
Proceeds from sale of asset	1,000
Loan to shareholder, net	64,009
Net cash used by investing activities	(167,089)

The accompanying notes are an integral
part of these financial statements.

5

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2025

CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of finance lease liability	$	(12,996)
Net cash used by financing activities		(12,996)
NET DECREASE IN CASH		(112,531)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning		802,562
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, ending	$	690,031
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	1,233
Income taxes paid	$	115,000
Reconciliation of cash reported in the statement of financial condition with the total cash presented in the statement of cash flows:		
Cash	$	501,422
Cash in segregated accounts under federal regulations		126,804
Cash - clearing service escrow deposit		61,805
	$	690,031

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, annuities and investment advisory. The Company's customers are primarily individuals in the middle Georgia area. Smith, Brown & Groover, Inc. formed a wholly owned subsidiary in 2017, SBG Transportation, LLC, to provide travel services to the Company. The LLC had no assets or operations in 2025 and received a certificate of termination in February 2025.

2.   SIGNIFICANT ACCOUNTING POLICIES

Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including agency transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.* As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Trading Income (Loss)

Securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

Depreciation

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation expense for the year totaled $82,349.

Statement of Cash Flows

For the purpose of reporting cash flows, cash, cash equivalents and restricted cash include operating cash in bank accounts and cash segregated and held in escrow under federal and other regulations. Money market funds held in the investment account are treated as investments.

Current Expected Credit Losses (CECL)

Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include commissions receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and fees receivable from sale of investment company shares. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $92,800 for the year ended December 31, 2025.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment, the basis of marketable securities, and the deductibility of net operating losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected to not recognize right-of-use assets or lease liabilities for short term leases of all asset classes and recognizes short term leases on a straight-line basis over the lease term. The Company did not elect the practical expedient to use hindsight

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

when determining lease term. The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

3.   CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2025, cash of $100,005 is segregated in a reserve account.

As of December 31, 2025, cash of $26,799 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4.   RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing broker represents commissions receivable from the clearing broker in excess of clearing and administrative fees due to the clearing broker.

5.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.

5. FAIR VALUE MEASUREMENT (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's assets measured on a recurring basis as of December 31, 2025:

	Fair Value	Level 1
Money market funds	$ 521,000	$ 521,000
Corporate stocks	171,846	171,846
	$ 692,846	$ 692,846

Total marketable securities at cost were $731,351 during the year ended December 31, 2025. There were no Level 2 or 3 inputs as of December 31, 2025. There were no liabilities requiring fair market value measurement.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$ 168,356
Leasehold improvements	87,729
Automobiles	518,686
Software	2,000
	776,771
Less accumulated depreciation	(371,715)
	$ 405,056

7. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income, which consists of brokerage and distribution fees, and advisory fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are

7.   REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Significant Judgements (continued)

satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based upon the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration would be applied due certain future events.

Distribution Fees

The Company enters arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company recognizes upfront distribution fees on the trade date, while variable amounts are constrained until uncertainty related to market value fluctuations is resolved. Revenue for such fees is recognized when it is probable that a significant reversal will not occur.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis, and the performance obligation is satisfied over time as customers continuously receive and consume the benefits of advisory services. Advisory fees are calculated as a percentage of assets under management and are recognized quarterly as services are rendered. The Company assesses whether contract modifications (e.g., fee rate changes) require a new performance obligation or a cumulative adjustment to revenue.

Brokerage Commissions for Non-Discretionary Accounts

The Company executes securities transactions for customers but earns no commissions on these trades. The Company charges a flat fee of $20 per trade and revenue is recognized on the trade date, which is the point at which the Company's performance obligation is met. No additional performance obligations exist beyond the execution of trades.

Life and Annuity Commissions

The Company earns commissions from selling annuity and life insurance products. Upfront commissions, typically 1% of the product value, are recognized when the product is sold. Trail commissions, typically 1% of the product value, are realized on an ongoing basis and paid quarterly.

7.   REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

12B-1 Fees

These fees represent revenue-sharing commissions earned from investment companies for selling mutual funds and annuities. Revenue is recognized when earned, typically on a monthly or quarterly basis.

Disaggregated revenue from contracts with customers:

Revenue Type	Recognition Timing	Revenue ($)
Investment advisory fees	Quarterly	$ 2,520,343
Brokerage commissions	Trade Date	6,627
Life & Annuity commissions (upfront)	Trade Date	252,014
Life & Annuity commissions (trail)	Over Time	1,681,844
Mutual fund commissions (upfront)	Trade Date	43,504
Municipal fund commissions (upfront)	Trade Date	93
12B-1 Fees	Monthly/Quarterly	437,210
Other securities-related revenue	Various	681
Total revenue from contracts with customers		$ 4,942,316

8.   SEGMENT REPORTING

The Company's operations are a single reportable segment, and the chief operation decision maker manages the business activities using the entire statement of income presented on page 3.

The following presents the other required segment disclosures for the year ended December 31, 2025:

Revenues from external customers (see note 7)	$ 4,942,316
Net trading income (loss)	(4,950)
Interest	10,326
Margin interest	1,817
Gain on disposal of assets	832
Interest expense	1,233
Depreciation	82,349
Amortization of ROU asset	9,109
Current income tax expense	22,093
Segment assets	2,601,840
Expenditures for segment long-lived assets	232,098

9.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2025, the Company had net capital, as defined by Rule 15c3-1 of $1,232,226 which is $982,226 above its required net capital of $250,000. The Company's net capital ratio was .14 to 1.

10.   LOAN

The Company has a $500,000 line of credit with Cadence Bank, with interest accrued on the outstanding balance at 1% over the prime rate with a floor rate of 5.5%. The line is renewable biannually in September 2026 and is guaranteed by the stockholder. At December 31, 2025, there was no outstanding debt.

11.   EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $85,160.

12.   RELATED PARTY TRANSACTIONS

Lease

The Company leases office and storage space from the stockholder. Rent is $12,000 per month for a term of one year beginning January 01, 2025, and ending on December 31, 2025. The lease can be terminated by either party with a 30-day notice. Total rent paid under the lease was $144,000 for the year ended December 31, 2025.

Note Receivable

The stockholder note is renewable annually and bears interest at the stated rate of 3.25% per annum. When the average monthly Applicable Federal Rate (AFR) is greater than the stated rate, an adjustment to interest is made annually to equal the AFR effective monthly average. Interest on the note is due on or before December 31 of each year.

13.   INCOME TAXES

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.*

Components of Income Tax Provision

The provision for income taxes for the year ended December 31, 2025 consists of the following:

	Federal	State	Total
Current expense	$ 17,615	$ 4,478	$ 22,093
Deferred expense (benefit)	92,137	25,533	117,670
Total income tax provision			$ 139,763

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred Tax Assets and Liabilities

The net deferred tax assets in the accompanying statement of financial condition include the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$ (69,352)
Deferred tax assets	139,407
Net deferred tax assets	$ 70,055

Deferred tax assets primarily relate to net operating loss carryforwards and unrealized losses on investments. Deferred tax liabilities primarily relate to the differences between book and tax depreciation.

The Company had federal and state net operating loss for carryforwards of $518,237 and $509,018, respectively. The carryforwards are available to be used to reduce taxable income in future years, subject to limitations.

Management evaluates the realizability of deferred tax assets and records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the Company's history of profitability and projected future taxable income, management has concluded that no valuation allowance is necessary at December 31, 2025.

13.   INCOME TAXES (continued)

Effective Tax Rate Reconciliation

The Company's effective rate differs from the U.S. federal statutory rate of 21% primarily due to state income taxes and permanent differences. A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the year ended December 31, 2025, is as follows:

	Amount	Percentage
U.S. federal statutory rate	$ 111,330	21.0%
State income taxes, net of federal benefit	30,218	5.7%
Permanent differences	3,007	0.6%
Other	(4,792)	-0.9%
Effective income tax rate	$ 139,763	26.4%

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2025, the Company had no material uncertain tax positions and had not accrued interest or penalties.

14.   LEASES

The Company has elected not to apply the recognition requirements of Topic 842 to short-term leases and has no operating leases with a term greater than 12 months.

The Company entered into a five-year financing lease for a new copier in April of 2021 and a three-year financing lease for computer equipment in March 2023. The present values of $29,038, and $18,536, respectively, for the leases are recognized as a finance right-of-use asset with a related finance lease liability in the consolidated statement of financial condition. A lease incentive of $13,000 was realized as a reduction to the 2021 copier right-of-use asset at inception. The asset is presented net of $30,860 accumulated amortization. Amortization expense totaled $9,109 for the year ended December 31, 2025.

Future payments due under the finance lease as of December 31, 2025, are as follows:

Due in 2026	$	3,765
Less effects of discounting		(21)
Lease liability recognized	$	3,744

As of December 31, 2025, the weighted average remaining lease term is 8.8 months and the weighted average discount rate is 4.09%. The discount rate used is the incremental borrowing rate since there was no access to the rate implicit in the lease.

15.   CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in three banks. Accounts at each institution are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). Balances on deposit in excess of FDIC insurance were $466,730 as of December 31, 2025. Cash held in brokerage accounts is fully protected by the Securities Investor Protection Corporation.

The Company derived 10% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 39% of its total revenue from the sale of annuities during the year ended December 31, 2025. The Company received 87% of its commissions from annuity sales from four issuers with 51% received from one issuer.

16.   RISKS AND UNCERTAINTIES

The consequences of a substantial decline in the financial markets could have a significant impact on the securities owned by the Company and on the Company's performance.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

17.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2026, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.



**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY
SCHEDULE OF EXPENSES**

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2025, and our report thereon dated February 28, 2026, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

RDG + Partners PLLC

Rochester, New York

February 28, 2026

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2025

COMPENSATION AND BENEFITS

Commissions to registered representatives	$ 537,613
Stockholder's compensation	1,440,718
Clerical salaries	1,221,761
Insurance - employee benefits	128,712
Payroll taxes	94,148
Profit sharing plan expense	86,083
	3,509,035

OCCUPANCY AND EQUIPMENT COST

Rent	144,000
Building insurance	2,220
Utilities	44,001
Equipment rental	(23)
	190,198

EXCHANGE, CLEARANCE FEES AND EXPENSES

Exchange fees	3,268
Clearing broker administrative fees	52,378
Clearance fees	118,899
	174,545

OTHER

Automobile expense, net of stockholder fringe	(14,344)
Dues and subscriptions	2,781
Depreciation and amortization	91,458
Interest	1,233
Repairs and maintenance	37,717
Office miscellaneous	44,570
Meals and entertainment	7,638
Conference and travel	16,186
Consulting and legal	54,588
Dues, fees and assessments	5,804
	247,631

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2025

REGULATORY FEES AND EXPENSES		
Professional fees	$	57,965
Insurance - errors and ommissions		15,024
Insurance and bond - required		6,693
Taxes, licenses, and fees		40,976
		120,658
COMMUNICATIONS		
Office supplies		14,144
Telephone		2,152
Postage		8,166
Advertising and marketing		97,823
		122,285
LOSSES IN ERROR ACCOUNT		
Errors and omissions		(518)
DATA PROCESSING COSTS		
Computer software service and maintenance fees		56,365
	$	4,420,199

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	2,429,036
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		2,429,036
Add:		
Other (deductions) or allowable credits		-
Total capital		2,429,036
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		408,770
Employee loans, uncollateralized		41,210
Prepaid expenses		48,671
Income tax refund claim		156,907
Deferred tax asset		70,055
Commissions and fees receivable		435,000
Total deductions and/or charges		1,160,613
Net capital before haircuts on securities positions		1,268,423
Haircuts on securities:		
Trading and investment securities		
Stocks and warrants		25,777
Other securities		10,420
Total haircuts on securities		36,197
Net capital	$	1,232,226

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	11,520
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	982,226
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	932,226

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	172,804
Total aggregate indebtedness	$	172,804
Percentage of aggregate indebtedness to net capital		14.02%

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

CREDIT BALANCES:

Free and other credit balances in customers' security accounts	$	-

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts	$	-

RESERVE COMPUTATION:

Excess of total credits over total debits	$	-
105% of total credits over total debits	$	-
Amount held on deposit in Reserve Bank Account	$	100,005
Required deposit	$	-

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

State the market value and the number of items of:

1.   Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

                                                        $ 0

          Number of items   0

2.   Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

                                                        $ 0

          Number of items   0

3.   Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

                                                        X   Yes
                                                                No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2025

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 1,232,157
Decrease in nonallowable assets from closing adjustments	127,804
Net increase (decrease) in income and equity from closing adjustments	(127,735)
	69
Net capital per audited Schedule I	$ 1,232,226

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.



RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Smith, Brown & Groover, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Smith, Brown & Groover, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners PLLC

Rochester, New York

February 28, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
SMITH BROWN & GROOVER INC

SEC No.
8-13079

For the fiscal period beginning ____1/1/2025____ and ending __12/31/2025__

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 4,950,341.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	$ 4,950.00
h	Add lines 2a through 2g. This is your **total additions**.	$ 4,950.00
3	Add lines 1 and 2h	$ 4,955,291.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 2,415,304.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 118,898.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 92,800.00
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 727.00
c	Enter the greater of line 5a or 5b	$ 727.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 2,627,729.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 2,327,562.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 3,491.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 1,670.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,670.00		
	d	Add lines 11a through 11c		$ 1,670.00	
12		**LESSER** of line 10 or 11d.			$ 1,670.00
13	a	Amount from line 8		$ 3,491.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 1,670.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,821.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,821.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-13079	DEA: FINRA	2025	Dec

MEMBER NAME SMITH BROWN & GROOVER INC
MAILING ADDRESS 4001 VINEVILLE AVENUE
MACON, GA 31210
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SMITH BROWN & GROOVER INC
(Name of SIPC Member)

Holli C. Edwards
(Authorized Signatory)

2/17/2026
(Date)

holli@sbgwealth.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (1) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2025; (2) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2025; (3) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and (4) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

RDG + Partners PLLC

Rochester, New York
February 28, 2026



SMITH, BROWN AND GROOVER, INC.
4001 VINEVILLE AVENUE
MACON, GEORGIA 31210
TELEPHONE (478) 474-7004
FAX (478) 474-8114
1-800-474-7004

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2025;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2025;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Thomas D. Gaither, Jr., affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

February 28, 2026